SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. 5)*

Steven Madden, Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

556269108
(CUSIP Number)

Michele F. Vaillant, Esq. McCarter & English LLP Four Gateway Center, 100 Mulberry Street Newark, New Jersey 07102 (973) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
Steven Madden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		3,985,076 shares of Common Stock (1)*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		1,658,062 shares of Common Stock (2)*
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		3,985,076 shares of Common Stock (1)*
WITH
	10	SHARED DISPOSITIVE POWER
1,658,062 shares of Common Stock (2)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,138 shares of Common Stock *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.88% (3)

14	TYPE OF REPORTING PERSON (See Instructions) IN

*The number of shares indicated reflects shares resulting from a three-for-two stock split (effected as a stock dividend), which occurred on October 1, 2013.

(1)            Includes (i) 628,678 shares of common stock, par value $0.0001 per share (“Common Stock”), of Steven Madden, Ltd. (the “Company”) owned by Steven Madden and (ii) 3,356,398 shares of restricted stock held by Steven Madden granted under the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “Plan”) consisting of (A) 1,463,056 shares which will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023 and (B) 1,893,342 shares which will vest in equal annual installments over six years commencing on December 31, 2018 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended. Excludes 341,215 shares of Common Stock beneficially owned by the Steven H. Madden 2012 Trust, an irrevocable trust established by Mr. Madden for the benefit of his descendants, the trustee of which is unrelated to Mr. Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of the shares of Common Stock beneficially owned by this trust.

(2)            Represents 1,658,062 shares of Common Stock owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(3)            Based upon a total of 63,582,264 shares of Common Stock outstanding as of April 2, 2015, as reported in the Company’s Proxy Statement for the 2015 Annual Meeting of Stockholders of the Company as filed with the Securities and Exchange Commission on April 8, 2015.

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CUSIP No.: 556269108

1	NAMES OF REPORTING PERSONS
BOCAP Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF		1,658,062 shares of Common Stock (1)*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0 shares of Common Stock
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		1,658,062 shares of Common Stock (1)*
WITH
	10	SHARED DISPOSITIVE POWER
0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,658,062 shares of Common Stock *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.61% (3)

14	TYPE OF REPORTING PERSON (See Instructions) CO

*The number of shares indicated reflects shares resulting from a three-for-two stock split (effected as a stock dividend), which occurred on October 1, 2013.

(1)            Represents 1,658,062 shares of Common Stock which are owned by BOCAP Corp., a corporation wholly-owned by Steven Madden.

(2)            Does not include 3,985,076 shares of Common Stock that are owned directly by Steven Madden, as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power with respect to such shares; BOCAP Corp. disclaims beneficial ownership of such shares.

(3)            Based upon a total of 63,582,264 shares of Common Stock outstanding as of April 2, 2015, as reported in the Company’s Proxy Statement for the 2015 Annual Meeting of Stockholders of the Company as filed with the Securities and Exchange Commission on April 8, 2015.

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CUSIP No.: 556269108

Explanatory Note

Introduction

This statement constitutes Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed on January 12, 2005 (the “Original Schedule 13D”) and subsequently amended by amendments thereto filed on May 26, 2009, July 21, 2010, February 16, 2012 and July 9, 2012 (collectively with the Original Schedule 13D, the “Amended Schedule 13D”), by Steven Madden and BOCAP Corp. (each a “Reporting Person” and, together, the “Reporting Persons”), relating to their beneficial ownership of the common stock, $0.0001 par value per share (the “Common Stock”), of Steven Madden, Ltd., a Delaware corporation (the “Company”).

The number of shares indicated herein have been adjusted for an October 1, 2013 three-for-two stock split of the Company’s Common Stock effected as a stock dividend.

In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 amends and supplements only information that has materially changed since the filing of the Amended Schedule 13D, including disclosure of the number of shares of the Company’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Amended Schedule 13D remains accurate in all material respects.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (d) The responses of each Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 4 are incorporated herein by reference. As of the date hereof, the Reporting Persons have the following interest in the Company’s Common Stock:

(i) Steven Madden beneficially owns 5,643,138 shares of Common Stock, which includes (A) 628,678 shares of Common Stock owned directly by Mr. Madden, (B) 3,356,398 shares of restricted Common Stock held by Mr. Madden (includes 1,463,056 shares that will vest in equal annual installments over seven years commencing on December 31, 2017 through December 31, 2023 and 1,893,342 shares that will vest in equal annual installments over six years commencing on December 31, 2018 through December 31, 2023, in each case subject to forfeiture pursuant to the terms of the Plan and of Mr. Madden’s employment agreement, as amended) and (C) 1,658,062 shares of Common Stock owned by BOCAP Corp., a corporation wholly-owned by Mr. Madden. Such beneficial ownership represents 8.88% of the Company’s Common Stock, which is calculated based on a total of 63,582,264 shares of Common Stock outstanding as of April 2, 2015, as reported in the Company’s Proxy Statement for the 2015 Annual Meeting of the Stockholders of the Company. Mr. Madden’s beneficial ownership does not include 341,215 shares of Common Stock beneficially owned by the Steven H. Madden 2012 Trust, an irrevocable trust established by Mr. Madden for the benefit of his descendants, the trustee of which is unrelated to Mr. Madden and as to which Mr. Madden does not, directly or indirectly, have or share voting or investment power; Mr. Madden disclaims beneficial ownership of the shares of Common Stock beneficially owned by this trust.

(ii) BOCAP Corp. beneficially owns 1,658,062 shares of Common Stock, all of which shares are owned directly by BOCAP Corp. Such beneficial ownership represents 2.61% of the Company’s Common Stock (which is calculated based on a total of 63,582,264 shares of Common Stock outstanding as of April 2, 2015, as reported in the Company’s Proxy Statement for the 2015 Annual Meeting of the Stockholders of the Company). BOCAP Corp.’s beneficial ownership does not include 3,985,076 shares of Common Stock that are owned directly by Steven Madden as to which BOCAP Corp. does not, directly or indirectly, have or share voting or investment power; BOCAP Corp. disclaims beneficial ownership of such shares.

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CUSIP No.: 556269108

The table below sets forth, for each Reporting Person, the number of shares of Common Stock, in each case, for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	Steven Madden	BOCAP Corp.

Sole Power to Vote/Direct Vote	3,985,076	1,658,062

Shared Power to Vote/Direct Vote	1,658,062	0

Sole Power to Dispose/Direct Disposition	3,985,076	1,658,062

Shared Power to Dispose/Direct Disposition	1,658,062	0

(c) Following are all transactions in the Company’s Common Stock by the Reporting Persons within the last sixty days:

(i)              On February 27, 2015, BOCAP Corp. sold 100,000 shares of Common Stock at a weighted average price per share of $36.218.

(ii)             On March 17, 2015, Steven Madden acquired 337,503 shares of Common Stock through the exercise of a stock option granted to him under and subject to the terms of the Steven Madden, Ltd. 2006 Stock Incentive Plan (the “Plan”) at an exercise price of $5.72 per share.

(iii)            On March 17, 2015, Steven Madden acquired 168,750 shares of Common Stock through the exercise of a stock option granted to him under and subject to the terms of the Plan at an exercise price of $15.33 per share.

(iv)            On March 17, 2015, Steven Madden acquired 225,000 shares of Common Stock through the exercise of a stock option granted to him under and subject to the terms of the Plan at an exercise price of $23.75 per share.

(v)             On March 17, 2015, Steven Madden acquired 150,000 shares of Common Stock through the exercise of an option granted to him under and subject to the terms of the Plan at an exercise price of $25.99 per share.

(vi)            On March 17, 2015, the Company withheld from Steven Madden an aggregate of 654,152 shares of Common Stock to satisfy Mr. Madden’s obligations to pay the exercise price and withholding taxes incurred in connection with the exercise of the stock options described above.

(vii)           On April 29, 2015, Steven Madden sold 100,000 shares of Common Stock at a weighted average price per share of $39.19.

(viii)          On April 29, 2015, Steven Madden transferred to his spouse 445,000 shares of Common Stock pursuant to a confidential property settlement agreement dated April 17, 2015 between Mr. Madden and his spouse. Mr. Madden disclaims beneficial ownership of the transferred shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 5	Power of Attorney executed on May 7, 2015 by Steven Madden (filed herewith)
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CUSIP No.: 556269108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2015	/s/ Steven Madden
Steven Madden

BOCAP Corp.

	By:	/s/ Steven Madden
	Name:	Steven Madden
	Title:	President
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